Exhibit 99.1

VIAVID

communications simplified.

Spark Networks SE

Acquisition of Zoosk Conference Call

March 22, 2019

C O R P O R A T E    P A R T I C I P A N T S

Robert O’Hare, Chief Financial Officer

Jeronimo Folgueira, Chief Executive Officer

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Austin Moldow, Canaccord Genuity

Marc Wiesenberger, B. Riley FBR

Andrew Boone, Quantum Capital

P R E S E N T A T I O N

Operator:

Greetings and welcome to Spark Networks’ Zoosk Merger Conference Call. At this time all participants are in a listen-only mode. A question and answer session will follow the formal presentation. If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad. Please note this conference is being recorded.

I will now turn the conference over to your host Robert O’Hare, CFO. Mr. O’Hare, you may begin.

Robert O’Hare:

Hi everyone. I’m Rob O’Hare, CFO of Spark Networks and I’m here with Spark’s CEO Jeronimo Folgueira. The purpose of today’s call is to discuss the recently announced acquisition of Zoosk.

Before we start, I’d like to remind everyone that during this call we will make certain statements today that are forward-looking within the meaning of the federal securities laws. Please refer to our SEC filings as well as yesterday’s press release for a more detailed description of the risk factors that may affect our results. Please also note that these forward-looking statements reflect our views only as of the date of this call and we undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, in light of new information or future events.

Following our presentation, we’ll open the call to take your questions.

With that, I’ll turn the call over to Jeronimo to walk you through our rationale for this transformative transaction.

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Jeronimo Folgueira:

Thank you, Rob. At Spark Networks we believe love, success and happiness starts with connecting the right people. Our acquisition of Zoosk enables us to connect even more people and further strengthen our mission.

Our rationale for this deal is based on three pillars: first, increased scale; second, increased market share in North America; and third, increased shareholder value.

Starting with scale, following the acquisition of Zoosk, Spark will have over 1 million monthly paying subscribers worldwide, giving Spark a great competitive advantage given network economics are key in our industry. Additionally, Spark will become the second largest publicly listed company in dating after the Match group, providing a great opportunity for investors looking to get exposure to dating subscriptions.

With the addition of Zoosk, Spark will also become the second largest online dating platform in North America, the largest market in the world. North America will represent approximately two-thirds of the combined entity’s revenue and Spark’s brand will have an estimated market share close to 10% in the United States.

Ultimately, all of this will result in substantial value creation for our shareholders. We anticipate Adjusted EBITDA to exceed $50 million in 2020, and achieving this goal will be our number one priority in the next 18 months. Additionally, the combined business will have the scale and the cash generation required to invest more in innovation and growth initiatives than Spark would have done standalone, especially in the freemium app space.

Moving to Slide 5, I would like to introduce Zoosk to most of the investors. Zoosk has a very robust product and a proven model. Zoosk operates primarily in the English speaking markets with the U.S. as its largest market. This geographical mix complements Spark very well and it helps us shift further towards North America which has been our number one focus for the last years. Moreover, Zoosk is one of the few assets of scale in the highly fragmented U.S. market and gives Spark a large asset in this market.

Zoosk joins a strong portfolio of top brands and it gives Spark a new and large mass market brand to continue capturing market share in North America. We believe Zoosk is a very complementary brand to the rest of the Spark portfolio.

Combined, 62% of our revenue will be generated with North America with the remaining coming from the international markets.

Spark now also owns 7 of the top 20 dating brands in North America based on brand awareness, a portfolio only comparable to Match, making us the clear number two dating group in that market.

Now, I’ll let Rob take you through the details of the transaction.

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Robert O’Hare:

Thanks, Jeronimo. I’ll start with a few points on the deal terms and structure.

As you would have seen, the consideration is composed of a mix of cash and stock. Zoosk shareholders will receive 12.98 million American Depository Shares, or ADSs, meaning that this group will own just under 50% of the combined company upon close. Additionally, Zoosk shareholders will receive $95 million at close as well as a $10 million deferred cash payment at the end of 2020. The cash element will be funded through a new senior secured term loan. I won’t go into the details of that debt facility here; you can find more details in the appendix of this presentation.

Spark Networks SE will continue to be the parent company of the group and we will maintain our headquarters in Berlin. Zoosk will become a wholly-owned subsidiary of Spark Networks SE.

Looking to management and governance, the Spark Executive team will lead the integration and day-to-day management of these businesses post close. The Spark team learned a lot in the 2017 Spark/Affinitas merger and we’re hopeful that we will be able to replicate those successes here again with Zoosk.

We will also increase the Spark Board of Directors from seven members to eight; specifically, we’ll be adding Steven McArthur, Zoosk’s current CEO, as well as Deepak Kamra from Canaan Partners. Canaan is currently the largest Zoosk shareholder and will be the largest shareholder in the combined company post close. We’re really excited to partner with Steven and Deepak going forward on the Board.

We expect the transaction to close early in the third quarter of this year and it will be subject to shareholder approval on the Spark side. Over 75% of the Spark shares have committed to voting in favor of the transaction already. This transaction is also subject to customary regulatory approvals and a fairness hearing in the state of California.

Finally, while the debt financing is fully committed, the final close is subject to customary closing conditions including a net leverage covenant at funding.

Looking to Slide 9, you can see both the strong and consistent historical performance of Spark as well as the meaningful increase in scale that results from this transaction.

By 2020, the first full year after the merger closes, we expect our revenue and EBITDA to double and quadruple, respectively, relative to Spark’s 2018 standalone performance. This significant step-up in EBITDA makes this transaction highly accretive for Spark shareholders.

As we mentioned in the press release, we are dropping the preliminary 2019 guidance that we provided in August on our last earnings call. Our primary focus will be to complete the post-merger integration work as efficiently as possible and we believe these efforts will result in at least $50 million of Adjusted EBITDA in 2020. We believe this will allow us to de-lever the business and in turn drive meaningful value for shareholders.

Moving to Slide 10, as I mentioned, the Spark Executive team will continue to lead the business going forward. We’re really proud of the work that we’ve done to integrate the Spark/Affinitas merger over the course of 2018, and also the success of new brand launches like SilverSingles. We’re excited to get to work on the Spark/Zoosk integration and look forward to the benefits and opportunities that the improved scale will bring to the Company.

With that, Jeronimo will conclude with a few closing remarks.

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Jeronimo Folgueira:

Thank you, Rob.

To finalize, I would like to reiterate the benefits that this acquisition brings to the Spark shareholders. First, an increase of scale with over 1 million monthly subscribers worldwide. Second, we’ll become the second largest dating company in North America with approximately 10% market share in the U.S. And third, increased shareholder value thanks to improved profitability with over $50 million EBITDA expected in 2020.

We are very excited about this acquisition and we look forward to the integration process and the opportunity ahead of us.

This is the end of our presentation, and now we will open the call for questions. Operator, can you open?

Operator:

Thank you, yes. If you would like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

Our first question is from Austin Moldow with Canaccord Genuity. Please proceed.

Austin Moldow:

Hi, thanks for taking my questions and congrats on the deal. My first question is about the Zoosk brand. Can you talk about how you view the Zoosk brand and how you think it fits into your overall portfolio in terms of the kind of subscriber that you think is best acquired for it versus your existing brand?

Jeronimo Folgueira:

Sure. We actually see Zoosk as a great brand and very complementary to our portfolio because Zoosk is a brand that has mass market appeal. The majority of the brands in the Spark portfolio currently are very niche focused, and Zoosk will be the first and only brand that is truly mass market, and that gives us a lot of scaling in America.

The brand also, because it’s very U.S.-centric, has meaningful scale and a lot of user density in North America, and it’s a brand that we have seen works really well in different states compared to, for example, EliteSingles, that has been the flagship for Spark. When we look into the U.S. in particular, we see that Zoosk performs really well in certain states while EliteSingles performs really well in others, and therefore, we believe the combination will give us a very strong portfolio to continue to gain market share in North America.

Austin Moldow:

Got it. Are you able to tell if there’s any overlap in your subscribers?

Jeronimo Folgueira:

We have not been able, of course, to compare user databases before the transaction, but the work that we have done so far indicates that there’s actually a small overlap between the two companies. We believe it’s mostly incremental additional subscribers; there’s little overlap as far as we know as of today.

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Austin Moldow:

Okay. My next two questions relate to EBITDA. Can you talk about how you’re going to specifically realize that level of EBITDA in 2020 and what specifically in marketing you think you can improve and then maybe you can talk about the size of the team coming over from Zoosk as well?

Robert O’Hare:

Yes, in terms of EBITDA I think we’ve set an internal target that we see at least $15 million of synergies that will be realized through the integration, so that will play into the $50 million target. We’re hopeful that we can do better than that but that’s the goal that we’ve set for now. The EBITDA targets do not include any sort of efficiency gains in marketing or meaningful changes versus how the two companies have operated to date. I think once we are able to integrate the businesses and learn more about the operations there may be some gains there given the strategic overlap of the two companies, but that’s not something that we’ve modeled so far.

In terms of the team, we think that the team size will decline, and we’re expecting to re-hire in Berlin to support the operations and continuing to make that a hub for our tech, product, and marketing teams.

Austin Moldow:

Okay. My last question is you mentioned scale and cash generation improve and that will allow you to invest in initiatives. You mentioned Freemium, which traditionally you have not really focused on; instead, you’re focused on premium subscriptions. Can you elaborate on that a little more?

Jeronimo Folgueira:

Sure. In the first 18 months of this transaction, of course we’ll focus on the integration and we will focus on improving profitability, and most importantly, as well, on de-levering the Company. The cash generation for the next 18 months will be mostly dedicated to de-lever. However, the cash generation of this business with an EBITDA of about $50 million will be quite substantial and as a result we’ll be able to start investing into new growth initiatives, and we believe that with acquisition we have consolidated a big part of the subscription model in North America, and while that’s a market that continues to show some growth, we see that there’s a lot more growth in the freemium segment in North America and that’s an area where Spark currently doesn’t have a lot of product, and therefore, it’s an area where we can achieve further growth and keep gaining market share. So, looking forward, we will probably start experimenting and doing more innovation in that field.

Austin Moldow:

Got it. Thanks very much for taking my questions.

Robert O’Hare:

Thanks, Austin.

Operator:

Our next question is from Marc Wiesenberger with B. Riley FBR. Please proceed.

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Marc Wiesenberger:

Good morning. Thank you for taking my question. Can you talk about some of the recent trends Zoosk has seen with regards to membership and ARPU in relation and relative to kind of Spark’s business trends?

Robert O’Hare:

Sure. In terms of ARPU on a blended basis, the Zoosk ARPU is just north of $20 and so it’s higher than the blended ARPU that we see at Spark. However, most of the Zoosk business, about three-quarters of the business for Zoosk comes from the U.S. market, and so if you were to compare the U.S. or North American market for Spark our ARPU in that market would be higher than Zoosk, so the Spark brands are priced at a slight premium to Zoosk of about 10% to 15%.

In terms of the subscriber trends, Zoosk has about 650,000 paying subscribers at the end of 2018. They’ve seen nice growth there over the course of 2018, and 2017 as well. Good stability in terms of paying subscribers.

Marc Wiesenberger:

Great, thank you. When you talk about the 650,000 paying subs you just mentioned, does that also include the monthly subs as well as the kind of additional incremental coin purchases, or is that just purely monthly paying members?

Robert O’Hare:

No, that’s just the paying members for the subscription product.

Marc Wiesenberger:

So there is obviously then incremental monthly paying subscribers for the coins which can potentially be applied, I think you said, to maybe some of the Spark brands, that kind of freemium model. Is that something that you see looking to be rolled out?

Robert O’Hare:

Yes, I mean we definitely have taken notice of the success that Zoosk has had with some of their add-on features above the subscription, and so coins and some of the other add-on features have been really successful for them. It’s definitely something we want to keep doing and if possible potentially apply to the broader portfolio.

Marc Wiesenberger:

Great. How does the transaction affect your longer term contribution margin goals of kind of the 55% to 60% range?

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Robert O’Hare:

I think one of the things that this transaction does is it radically increases the scale of the business and so I think we’ll see operating leverage hit first at the EBITDA line, right? We think that there’s a very clear path to getting above 20% pro forma EBITDA margins once the merger is completed.

In terms of the contribution margin, again, I think that’s going to be a little bit more case by case. There’s a really nice overlap in terms of the marketing partners that the two companies use, and so we need to get in and spend more time with the marketing team at Zoosk and understand their operations a bit better, but our expectation is that there should be efficiency gains given the combined company will spend roughly $150 million on paid marketing a year.

Marc Wiesenberger:

Understood. Last one from me. How does the transaction affect the timeline, if at all, for your previous goals of kind of creating the common integrated technology platform for the underlying Spark brands?

Jeronimo Folgueira:

Basically, our intention is to move Zoosk to our LoveOS platform eventually, but we will not do that in the short term. In the short term we will continue to run Zoosk technology as a standalone, and we will continue with our project of creating our centralized tech platform for Affinitas and Spark Inc., and that project is ongoing and we will start migrating the first of our brands over the summer. Therefore, given our plan for Zoosk, we would not anticipate that this transaction will put our combined tech platform timetable at risk. We will continue to deliver that platform for the combined business of Affinitas and Spark, and once that is fully migrated, we will then look into migrating Zoosk into that new platform, but we are probably talking about a two-year horizon and that’s why we will continue to run the Zoosk technology on a standalone basis.

Marc Wiesenberger:

Great, thank you very much. That’s all for me.

Robert O’Hare:

Thanks, Marc.

Operator:

Our next question is from Andrew Boone with Quantum Capital. Please proceed.

Andrew Boone:

Hi guys, thanks for taking my question. Just on kind of your plans in terms of Zoosk going forward, can you talk a little bit about liquidity sharing in terms of Zoosk versus kind of EliteSingles? I know that was part of that kind of strategy. And then I have a follow-up.

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Jeronimo Folgueira:

Mm-hmm, that’s an excellent question. SilverSingles has been a great success for us, showing what we can do when we share liquidity and have critical mass, and obviously Zoosk gives a huge boost to our user pool because once you put all of our brands together we will have the second largest user pool of singles in America.

However, right now we can only share liquidity when we have all of our brands and platforms in the same technology platform, and we’re currently not expecting to migrate Zoosk to our technology platform within the next year and a half. Eventually we will be able to share liquidity but in the short term we are not counting on being able to share liquidity with Zoosk. However, as I mentioned earlier, Zoosk has a very nice overlap with especially EliteSingles in North America where Zoosk has a lot of user density in the states where EliteSingles doesn’t have enough user density, so being able to fuel those user pools all across the United States will be extremely valuable for us. But there’s some technological limitations of putting those two together so we will look into how quickly we can actually start sharing liquidity, but as of today we are not—for our EBITDA guidance, we are not counting on the benefits of being able to share liquidity with Zoosk yet.

Andrew Boone:

That makes a ton of sense. It seems like that is certainly a potential kind of catalyst going forward. Then just to go back to Austin’s question, kind of on the $50 million and that bridge, right? So, $15 million of synergies, understood that 2018 is still kind of out there but just looking at kind of the past guide, right, of I think it was like $9 million to $12 basically, does that imply kind of $25 million then for Zoosk or is there a different way for me to kind of think about that in terms of …

Robert O’Hare:

Yes, we’ve stopped short of giving specific numbers for 2018 for Zoosk but that’s a good estimate.

Andrew Boone:

Okay, perfect. All right, thank you guys. That was a nice deal. Congrats. Thank you.

Robert O’Hare:

Thank you.

Jeronimo Folgueira:

Thank you.

Operator:

As a reminder, star, one on your telephone keypad if you would like to ask a question. We will pause for a brief moment to poll for questions.

Okay, we have reached the end of our question and answer session. I would like to turn the call back over to Management for closing remarks.

Robert O’Hare:

Thanks everyone. We appreciate you dialing in and we’ll be back with our second half earnings next month. Thanks.

Operator:

Thank you. This concludes today’s conference. You may disconnect your lines at this time and thank you for your participation.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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